UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDERTHE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41035

CI&T INC

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 –  C,

Globaltech 13.100-000 - Brazil

Campinas-State of São Paulo

+55 19 21024500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                                        Form 40-F ☐

CI&T Inc

TABLE OF CONTENTS

ITEM

1.	4Q24 Earnings Release

CI&T Reports 14.7% Net Revenue Growth at Constant Currency in 4Q24 Results

New York - March 12, 2025 - CI&T (NYSE: CINT, “Company”), a global technology transformation specialist and fast-growing public company, today announces its results for the fourth quarter of 2024 (4Q24) and the full-year ended on December 31, 2024 (2024) in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB.

Fourth quarter of 2024 (4Q24) highlights

●	Record Net Revenue of R$656.5 million, a 25.6% increase compared to 4Q23.
●	Net Revenue growth at constant currency was 14.7% compared to 4Q23.
●	Net Profit increased by 169%, reaching R$61.7 million in 4Q24, up from R$22.9 million in 4Q23.
●	Adjusted EBITDA increased by 23.7% to R$128.1 million in 4Q24 compared to R$103.6 million in 4Q23. The Adjusted EBITDA margin was 19.5%.
●	Adjusted Net Profit increased by 41.3% to R$78.2 million in 4Q24, up from R$55.3 million in 4Q23. The Adjusted Net Profit margin was 11.9%.

Full-year ended on December 31, 2024 (2024) highlights

●	Net Revenue totaled R$2,367.8 million in 2024, a 6.0% increase compared to 2023.
●	Net Revenue growth at constant currency was 1.3% year-over-year.
●	Net Profit increased by 21.6%, reaching R$161.2 million in 2024, up from R$132.6 million in 2023.
●	Adjusted EBITDA increased by 2.4% to R$442.4 million in 2024, compared to R$432.1 million in 2023. The Adjusted EBITDA margin was 18.7%.
●	Adjusted Net Profit increased by 8.9% to R$241.9 million in 2024, up from R$222.1 million in 2023. The Adjusted Net Profit margin was 10.2%.
●	Cash generated from operating activities increased by 12.7%, reaching R$467.0 million in 2024, up from R$414.3 million in 2023.
●	CI&T ended 2024 with 6,907 employees, a 13.0% increase compared to 2023.

Cesar Gon, founder and CEO of CI&T, commented, “Our 4Q24 performance reflects our commitment to delivering transformative value. Our net revenue grew 25.6% (14.7% at constant currency) compared to 4Q23, driven by strategic investments, new sales initiatives, and a focus on organic growth and AI. This robust growth underscores the resilient and powerful nature of our business model, while maintaining a solid bottom line and strong cash generation. As CI&T approaches its 30th anniversary in 2025, we remain dedicated to sustainable, long-term value creation, fueled by innovation and excellence in technology transformation.”

Comments on the 4Q24 financial performance

Net revenue reached R$656.5 million in 4Q24, a 25.6% increase from R$522.6 million in 4Q23, or 14.7% growth at constant currency. Net revenue growth among our top 10 clients recorded an impressive growth, rising 40.4% in 4Q24 compared to the same period in 2023.

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The cost of services provided in 4Q24 was R$424.0 million, 21.5% higher than in 4Q23, and the gross profit was R$232.5 million. The adjusted gross profit in 4Q24 was R$245.3 million, an increase of 32.0% compared to 4Q23. The adjusted gross profit margin was 37.4% in 4Q24, 1.8 percentage points higher than in 4Q23.

In 4Q24, selling, general and administrative (SG&A) and other operating expenses (including impairment loss on accounts receivables and contract assets) totaled R$138.4 million, an increase of 15.9% compared to 4Q23. This increase was mainly driven by the investments in our sales team to support growth, including personnel and profit-sharing expenses.

The adjusted EBITDA was R$128.1 million in 4Q24, an increase of 23.7% compared to R$103.6 million in 4Q23. The adjusted EBITDA margin was 19.5% in 4Q24, 0.3 percentage points lower than in 4Q23.

In 4Q24, net finance costs were R$19.9 million, a 14.2% increase compared to 4Q23, mainly driven by negative foreign exchange variation, partially offset by a lower debt position. Income tax expense was R$12.5 million in 4Q24, 9.8% lower than in 4Q23. The income tax paid (cash effect) in the quarter was R$7.9 million, equivalent to a cash tax rate of 10.7%.

The net profit was R$61.7 million in 4Q24, 169.0% higher than in 4Q23. Adjusted net profit was R$78.2 million, an increase of 41.3% compared to 4Q23. The adjusted net profit margin increased from 10.6% in 4Q23 to 11.9% in 4Q24, mainly due to the increase in the adjusted gross profit and lower income tax expenses in the comparable period.

Comments on the 2024 financial performance

Net revenue totaled R$2,367.8 million in 2024, a 6.0% increase from R$2,233.5 million in 2023, or 1.3% growth at constant currency. Net revenue growth among our top 10 clients grew 9.7% year-over-year, reflecting the increased efficiency and value we have successfully delivered to them.

The geographic distribution of net revenue in 2024 was 44.4% from North America, 41.5% from Latam, 9.8% from Europe and 4.3% from Asia Pacific.

The cost of services provided in 2024 was R$1,556.1 million, 4.6% higher than in 2023, and the gross profit was R$811.7 million. The adjusted gross profit in 2024 was R$864.7 million, an increase of 8.7% compared to 2023. The adjusted gross profit margin was 36.5% in 2024, 0.9 percentage points higher year-over-year.

In 2024, selling, general and administrative (SG&A), and other operating expenses (including impairment loss on accounts receivables and contract assets) totaled R$510.8 million, an increase of 11.0% compared to 2023. This increase was primarily driven by our strategic hiring of new sales executives globally, aimed at expanding our client base and enhancing revenue growth, resulting in higher personnel expenses. Profit sharing costs and expenses totaled R$48.9 million in 2024, compared to R$8.3 million in 2023, as a result of the better operating performance in 2024.

The adjusted EBITDA was R$442.4 million in 2024, an increase of 2.4% compared to R$432.1 million in 2023. The adjusted EBITDA margin was 18.7% in 2024 compared to 19.3% in 2023.

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In 2024, net finance costs were R$64.4 million, 15.4% lower compared to 2023, mainly driven by lower debt position and positive net foreign exchange variation.

Income tax expense was R$75.3 million in 2024, 1.9% lower than in 2023. The effective tax rate in 2024 was 31.8%, 4.8 percentage points lower than in 2023. The income tax paid (cash effect) in the year was R$24.3 million, equivalent to a cash tax rate of 10.3%.

The net profit was R$161.2 million in 2024, 21.6% higher than in 2023. Adjusted net profit was R$241.9 million, an increase of 8.9% compared to 2023. The adjusted net profit margin increased from 9.9% in 2023 to 10.2% in 2024, mainly due to the reduction in net finance costs and lower income tax rate.

In 2024, cash generated from operating activities was R$467.0 million, a 12.7% increase compared to 2023, primarily due to an improvement in working capital requirements.

Business Outlook

In the first quarter of 2025, we expect our reported net revenue to be at least USD110.5 million, equivalent to a 12.6% increase year-over-year on a constant currency basis. This reflects a 4.5% growth in U.S. dollars, compared to USD105.7 million in 1Q24, and a 23.7% growth in BRL, compared to R$523.5 million in 1Q24. This estimate assumes an average FX rate of 5.86 BRL/USD in 1Q25, compared to 4.95 BRL/USD in 1Q24.

For the full year of 2025, we expect our net revenue growth at constant currency to be in the range of 9% to 15% year-over-year. In addition, we estimate our Adjusted EBITDA margin to be in the range of 18% to 20%.

These expectations are forward-looking statements, and actual results may differ materially. See "Cautionary Statement on Forward-Looking Statements" below.

Change in Presentation Currency to U.S. Dollars

In this earnings release, our financial figures for the 4Q24 and 2024 are presented in Brazilian Reais (BRL), consistent with our historical practice. As previously informed, we will be transitioning our presentation currency from Brazilian Reais (BRL) to United States Dollars (USD), starting with our annual report on Form 20-F for the year ending December 31, 2024.

This change aims to better align our financial reporting with the global nature of our business operations and provide a clearer picture of our financial performance in the currency that reflects the majority of our revenue, as well as currencies that are highly correlated to the USD.

We expect to file our Annual Report on Form 20-F, including the audited financial statements for the full year 2024 in USD, on March 28, 2025. Additionally, the financial statements for 2023 and 2022 will be converted to USD for comparison purposes. Our functional currency remains the Brazilian Reais (BRL).

Conference Call Information
Cesar Gon (Founder and CEO), Bruno Guicardi (Founder and President for North America and Europe), Stanley Rodrigues (CFO), and Eduardo Galvão (Director of Investor Relations) will host a video conference call to discuss the 4Q24 and FY2024 financial and operating results on March 12, at 4:30 p.m. Eastern Time / 5:30 p.m. BRT. The earnings call can be accessed on the Company’s Investor Relations website at https://investors.ciandt.com or at the following link: https://www.youtube.com/live/Vop4ZIs7Gd0.

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About CI&T

CI&T (NYSE: CINT) is a global technology transformation specialist for 100+ large enterprises and fast growth clients. CI&T brings a 30-year track record of helping clients navigate change to deliver accelerated business impact, with deep expertise across AI, strategy, customer experience, software development, cloud services, data and more. CI&T’s proprietary AI platform, CI&T FLOW boosts team productivity, ensuring fast, efficient, and scalable delivery of world-class solutions. Operating globally with over 6,900 professionals across 9 countries, CI&T is recognized by Forrester as a Leader in Modern Application Development Services.

Non-IFRS Financial Measures

We regularly monitor certain financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections, and make strategic decisions. These non-IFRS financial measures include Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit, Adjusted Net Profit Margin and Net Revenue Growth/(Decrease) at Constant Currency. They should be considered in addition to results prepared in accordance with IFRS, but not as substitutes for IFRS results. In addition, our calculation of these non-IFRS financial measures may differ from those used by other companies, and therefore, comparability may be limited. These non-IFRS financial measures are provided as additional information to enhance investors’ understanding of our operations’ historical and current financial performance.

CI&T is not providing a quantitative reconciliation of its forward-looking non-IFRS Net Revenue Growth at Constant Currency and Adjusted EBITDA Margin to the most directly comparable IFRS measure because it cannot reasonably predict the outcome of certain significant items without unreasonable efforts. These items include, but are not limited to, share-based compensation expenses, acquisition-related expenses, the tax effect of non-IFRS measures, foreign currency exchange gains/losses, and other items. These items are uncertain, depend on various factors, and could have a material impact on our IFRS-reported results for the guidance period.

We calculate Net Revenue Growth/(Decrease) at Constant Currency by translating Net Revenue from entities reporting in foreign currencies into Brazilian reais using the comparable foreign currency exchange rates from the prior period to show changes in our revenue without giving effect to period-to-period currency fluctuations.

In calculating Adjusted Gross Profit, we exclude cost components unrelated to the direct management of our services. For the periods presented, the adjustments applied were: (i) depreciation and amortization related to the costs of services provided and (ii) share-based compensation expenses.

In calculating Adjusted EBITDA, we exclude components unrelated to the direct management of our services. We calculate Adjusted EBITDA for the periods presented as Net Profit, plus net finance costs, income tax expense, depreciation and amortization, plus: (i) share-based compensation expenses; (ii) government grants related to tax reimbursement in our Chinese subsidiary; (iii) acquisition-related expenses, including the present value adjustment to accounts payable for business acquired, consulting expenses, and retention packages; and (iv) business restructuring expenses related to the optimization of our global delivery model based on our nearshoring strategy, including termination charges, severance and legal services for employee separations from North America, Europe and Asia Pacific regions for 2024 and business restructuring expenses, associated with senior employees' separation from acquired companies in 2023.

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In calculating Adjusted Net Profit, we exclude components unrelated to the direct management of our services. For the periods presented, the adjustments have been made for (i) acquisition-related expenses (including amortization of intangible assets from acquired companies, present value adjustments to accounts payable for business acquired, consulting expenses, and retention packages); (ii) business restructuring expenses related to the optimization of our global delivery model based on our nearshoring strategy, including termination charges, severance and legal services for employee separations from North America, Europe and Asia Pacific regions for 2024 and business restructuring expenses, associated with senior employees' separation from acquired companies in 2023; (iii) share-based compensation expenses; and (iv) the tax effects of non-IFRS adjustments.

Cautionary Statement on Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact that may be deemed forward-looking statements include, but are not limited to: the statements under Business Outlook, including expectations relating to revenues and other financial or business metrics; statements regarding relationships with clients; and any other statements of expectations or beliefs. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” "scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from our expectations. These statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by such statements in this press release. Such risk factors include, but are not limited to, those relating to: the ongoing war in Ukraine and the economic sanctions imposed by Western economies on Russia, as well as the conflict between Israel and Hamas, and their impact on our business and industry; the impact of competition on our business; uncertainty regarding the demand for and market utilization of our services; our ability to maintain or acquire new client relationships; general business and economic conditions; our ability to successfully integrate the recent-acquired business; the impact of pandemics, epidemics and disease outbreak; and our ability to successfully implement our growth strategy and strategic plans. Additional information about these and other risks and uncertainties is contained in the Risk Factors section of CI&T's annual report on Form 20-F. Additional information will be made available in our Annual Reports on Form 20-F, and other filings and reports that we may file from time to time with the SEC. Except as required by law, we assume no obligation to and do not intend to update these forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Contacts:

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

Media Relations Contact:

Zella Panossian

ciandt@illumepr.com

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Consolidated statement of profit or loss (unaudited)

(In thousands of Brazilian Reais)

	Quarter ended December 31,		Full year ended December 31,
	2024	2023	2024	2023
Revenue	656,507	522,560	2,367,828	2,233,466
Costs of services provided	(424,021)	(348,906)	(1,556,124)	(1,487,742)
Gross profit	232,486	173,654	811,704	745,724

Selling expenses	(61,093)	(41,400)	(211,012)	(173,643)
General and administrative expenses	(72,385)	(82,531)	(288,099)	(290,499)
Impairment loss on accounts receivable and contract assets	(6,773)	1,017	(14,605)	(1,556)
Other income (expenses) net	1,805	3,425	2,911	5,450
Operating expenses net	(138,446)	(119,489)	(510,805)	(460,248)

Operating profit before net finance costs and income tax expense	94,040	54,165	300,899	285,476

Finance income	25,628	12,858	81,694	75,245
Finance costs	(45,545)	(30,296)	(146,132)	(151,426)
Net finance costs	(19,917)	(17,438)	(64,438)	(76,181)

Profit before income tax	74,123	36,727	236,461	209,295

Current	3,806	(5,720)	(39,288)	(34,536)
Deferred	(16,260)	(8,083)	(36,014)	(42,186)
Total income tax expense	(12,454)	(13,803)	(75,302)	(76,722)

Profit for the period	61,669	22,924	161,159	132,573

Earnings per share
Earnings per share – basic (in R$)	0.46	0.17	1.19	0.97
Earnings per share – diluted (in R$)	0.45	0.16	1.18	0.95

Weighted average number of basic shares	135,074,509	136,368,202	135,283,813	136,419,395
Weighted average number of diluted shares	136,892,330	139,097,276	137,101,634	139,148,469

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Consolidated statement of financial position (unaudited)

(In thousands of Brazilian Reais)

Assets	December 31, 2024	December 31, 2023	Liabilities and equity	December 31, 2024	December 31, 2023

Cash and cash equivalents	350,581	211,638	Suppliers and other payables	29,738	21,690
Financial investments	-	3,164	Loans and borrowings	286,226	112,719
Accounts receivable and contract assets	718,069	619,571	Lease liabilities	23,946	17,862
Recoverable taxes	46,503	41,071	Salaries and welfare charges	275,866	196,396
Derivatives	4,476	9,620	Accounts payable for business acquired	40,381	13,365
Restricted cash	26,293	-	Derivatives	14,673	-
Other assets	41,396	27,072	Current tax liabilities	36,435	17,877
Total current assets	1,187,318	912,136	Contract liability	41,896	48,079
			Other liabilities	24,695	27,290
Recoverable taxes	37,629	959	Total current liabilities	773,856	455,278
Deferred tax assets	8,833	18,284
Judicial deposits	8,148	7,280
Restricted cash	6,190	29,061	Loans and borrowings	572,780	614,744
Other assets	9,915	1,027	Deferred tax liabilities	100,815	68,465
Property and equipment	36,508	38,584	Lease liabilities	34,847	27,037
Intangible assets and goodwill	1,914,995	1,669,865	Provisions for tax and labor risks	6,664	9,620
Right-of-use assets	49,876	39,695	Accounts payable for business acquired	20,986	122,689
Total non-current assets	2,072,094	1,804,755	Other liabilities	15,022	7,807
			Total non-current liabilities	751,114	850,362

			Equity
			Share capital	37	37
			Share premium	1,009,058	980,893
			Treasury share reserve	(36,405)	-
			Capital reserves	135,153	174,153
			Retained earnings reserves	515,399	354,240
			Other comprehensive income (loss)	111,200	(98,072)
			Total equity	1,734,442	1,411,251
Total assets	3,259,412	2,716,891
			Total equity and liabilities	3,259,412	2,716,891

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Consolidated statement of cash flows (unaudited)

(In thousands of Brazilian Reais)

	December 31, 2024	December 31, 2023
Cash flows from operating activities
Profit for the period	161,159	132,573
Adjustments for:
Depreciation and amortization	90,431	93,213
Loss on sale and write-off of fixed assets	4,473	1,689
Interest and exchange rate changes	72,677	91,656
Unrealized loss (gain) on financial instruments	11,803	(14,735)
Income tax expenses	75,302	76,722
Impairment losses on account receivables and contract assets	14,604	1,556
(Reversal of) provision for tax and labor risks	(106)	(424)
Share-based plan	28,173	28,116
Restructuring expenses	-	18,327
Others	4	(571)
Changes in operating assets and liabilities
Accounts receivable and contract assets	2,356	67,708
Recoverable taxes	(36,307)	(31,755)
Suppliers and other payables	(87)	(13,112)
Salaries and welfare charges	68,703	(61,538)
Contract liabilities	(12,151)	17,175
Other receivables and payables, net	(14,043)	7,696
Cash generated from operating activities	466,991	414,296
Income tax paid	(24,293)	(27,407)
Interest paid on loans and borrowings	(69,603)	(91,788)
Interest paid on lease	(3,804)	(4,057)
Income tax refund	4,788	4,198
Net cash from operating activities	374,079	295,242
Cash flows from investment activities
Acquisition of property and equipment and intangible assets	(57,083)	(24,109)
Redemption of financial investments	3,164	90,298
Net cash (used in) from investment activities	(53,919)	66,189
Cash flows from financing activities
Exercised share-based compensation	4,703	1,227
Payment of lease liabilities	(22,494)	(24,070)
Proceeds from loans and borrowings	104,191	205,093
Proceeds from settlement of derivatives	8,014	12,200
Payment of loans and borrowings	(122,281)	(407,013)

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Payment of installment related to accounts payable of business acquired	(100,376)	(77,338)
Repurchase of treasury shares	(77,589)	(43,414)
Net cash used in financing activities	(205,832)	(333,315)
Net increase in cash and cash equivalents	114,328	28,116
Cash and cash equivalents as of January 1st	211,638	185,727
Exchange variation effect on cash and cash equivalents	24,615	(2,205)
Cash and cash equivalents as of December 31st	350,581	211,638

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Net Revenue Distribution

Net Revenue by Industry (in BRL thousand)	4Q24	4Q23	Var. 4Q24 x 4Q23	2024	2023	Var. 2024 x 2023
Financial Services	202,069	154,657	30.7%	683,900	647,063	5.7%
Consumer Goods	134,284	104,875	28.0%	515,212	448,587	14.9%
Retail and Industrial Goods	138,627	66,206	109.4%	465,392	274,557	69.5%
Technology and Telecommunications	77,277	73,957	4.5%	272,901	387,291	-29.5%
Life Sciences	56,344	61,998	-9.1%	216,480	247,038	-12.4%
Others	47,907	60,868	-21.3%	213,943	228,930	-6.5%
Total	656,507	522,560	25.6%	2,367,828	2,233,466	6.0%

Net Revenue by Geography (in BRL thousand)	4Q24	4Q23	Var. 4Q24 x 4Q23	2024	2023	Var. 2024 x 2023
North America	296,927	215,459	37.8%	1,051,146	977,663	7.5%
Latin America	281,701	226,396	24.4%	981,876	924,874	6.2%
Europe	50,531	57,053	-11.4%	232,478	224,698	3.5%
Asia Pacific	27,348	23,651	15.6%	102,328	106,231	-3.7%
Total	656,507	522,559	25.6%	2,367,828	2,233,466	6.0%

Top Clients (in BRL thousand)	4Q24	4Q23	Var. 4Q24 x 4Q23	2024	2023	Var. 2024 x 2023
Top Client (1)	64,130	33,118	93.6%	182,049	185,317	-1.8%
Top 10 Clients	279,771	199,329	40.4%	973,750	887,282	9.7%

(1) The top client considered in one period may differ from that disclosed in another period.
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Reconciliation of various income statement amounts from IFRS to non-IFRS measures

Net Revenue Growth at Constant Currency	4Q24	2024
Reported Net Revenue Growth	25.6%	6.0%
Foreign Exchange Rates Impact	-11.0%	-4.8%
Net Revenue Growth at Constant Currency	14.7%	1.3%

Adjusted Gross Profit (in BRL thousand)	4Q24	4Q23	Var. 4Q24 x 4Q23	2024	2023	Var. 2024 x 2023
Net Revenue	656,507	522,560	25.6%	2,367,828	2,233,466	6.0%
Cost of Services Provided	(424,021)	(348,906)	21.5%	(1,556,124)	(1,487,742)	4.6%
Gross Profit	232,486	173,654	33.9%	811,704	745,724	8.8%
Adjustments
Depreciation and amortization (cost of services provided)	9,148	8,705	5.1%	34,331	35,953	-4.5%
Share-based compensation	3,657	3,481	5.1%	18,628	13,842	34.6%
Adjusted Gross Profit	245,291	185,840	32.0%	864,663	795,519	8.7%
Adjusted Gross Profit Margin	37.4%	35.6%	1.8p.p	36.5%	35.6%	0.9p.p

Adjusted EBITDA (in BRL thousand)	4Q24	4Q23	Var. 4Q24 x 4Q23	2024	2023	Var. 2024 x 2023
Net profit for the period	61,669	22,924	169.0%	161,159	132,573	21.6%
Adjustments
Net finance cost	19,917	17,438	14.2%	64,438	76,181	-15.4%
Income tax expense	12,454	13,803	-9.8%	75,302	76,722	-1.9%
Depreciation and amortization	21,313	22,233	-4.1%	90,431	93,213	-3.0%
Share-based compensation	9,143	6,376	43.4%	30,442	28,116	8.3%
Government grants	(26)	(624)	-95.8%	(1,322)	(931)	42.0%
Acquisition-related expenses (1)	(1,732)	436	-497.0%	5,038	5,184	-2.8%
Business restructuring (2)	5,364	20,997	-74.5%	16,952	20,997	-19.3%
Adjusted EBITDA	128,102	103,583	23.7%	442,439	432,056	2.4%
Adjusted EBITDA Margin	19.5%	19.8%	-0.3p.p	18.7%	19.3%	-0.7p.p
(1)	Include present value adjustments on accounts payable for business acquired, consulting expenses, and retention packages.
(2)	Expenses related to the optimization of our global delivery model based on our nearshoring strategy, including termination charges, severance, and legal services for employee separations from North America, Europe and Asia Pacific regions for 2024 and business restructuring expenses, associated with senior employees' separation from acquired companies in 2023.

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Adjusted Net Profit (in BRL thousand)	4Q24	4Q23	Var. 4Q24 x 4Q23	2024	2023	Var. 2024 x 2023
Net profit for the period	61,669	22,924	169.0%	161,159	132,573	21.6%
Adjustments
Acquisition-related expenses (1)	5,146	11,231	-54.2%	44,930	50,717	-11.4%
Business restructuring (2)	5,364	20,997	-74.5%	16,952	20,997	-19.3%
Share-based compensation (3)	9,143	6,376	43.4%	30,442	28,116	8.3%
Tax effects on non-IFRS adjustments	(3,161)	(6,226)	-49.2%	(11,629)	(10,341)	12.5%
Adjusted Net Profit	78,161	55,302	41.3%	241,853	222,062	8.9%
Adjusted Net Profit Margin	11.9%	10.6%	1.3p.p	10.2%	9.9%	0.3p.p
(1)	Includes amortization of intangible assets from acquired companies, which totaled (R$6,878) thousand in 4Q24, (R$10,795) thousand in 4Q23, (R$39,893) thousand in 2024, and (R$45,533) thousand in 2023, present value adjustment on accounts payable for business acquired, consulting expenses and retention packages.
(2)	Expenses related to the optimization of our global delivery model based on our nearshoring strategy, including termination charges, severance, and legal services for employee separations from North America, Europe and Asia Pacific regions for 2024, and business restructuring expenses, associated with senior employees' separation from acquired companies in 2023.
(3)	As of 1Q24, we are adding back share-based compensation expenses to the Adjusted Net Profit calculation. Thus, comparison with previously reported numbers will differ.

12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2024

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer